SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company and Filing Person (Issuer)

8.875% Senior Notes due 2019

3.25% Convertible Senior Notes due 2026

5.00% Convertible Senior Notes due 2029

5.00% Convertible Senior Notes due 2032

and

5.00% Convertible Exchange Senior Notes due 2032

(Title of Class of Securities)

382410 AF5

382410 AB4

382410 AC2

382410 AG3

382410 AK4

382410 AP3

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,742,000	$7,527

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee is based assumes the exchange of (i) $116,828,000 aggregate principal amount of 8.875% Senior Notes due 2019, (ii) $429,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2026, (iii) $6,692,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2029, (iv) $94,160,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2032 and (v) $6,117,000 aggregate principal amount of 5.00% Convertible Exchange Senior Notes due 2032 for common stock, par value $0.20 per share, of Goodrich Petroleum Corporation. This amount is based on one-third of the aggregate principal amount of the securities acquired because Goodrich Petroleum Corporation has a capital deficit.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to offers (collectively the “Exchange Offers”) by Goodrich Petroleum Corporation, a Delaware corporation (“Goodrich” or the “Company”), to exchange any and all of our outstanding 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032 (together, the “Existing Unsecured Notes”) for newly issued shares of our common stock, par value $0.20 per share (the “Common Stock”).

In exchange for each $1,000 principal amount of Existing Unsecured Notes properly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on February 24, 2016 (such time and date, as the same may be extended, the “Expiration Date”), when accepted by the Company participating holders of (i) 8.875% Senior Notes due 2019 will receive a minimum of 800.635 shares of Common Stock per $1,000 principal amount of 8.875% Senior Notes due 2019, (ii) 3.25% Convertible Senior Notes due 2026 will receive a minimum of 800.635 shares of Common Stock per $1,000 principal amount of 3.25% Convertible Senior Notes due 2026, (iii) 5.00% Convertible Senior Notes due 2029 will receive a minimum of 800.635 shares of Common Stock per $1,000 principal amount of 5.00% Convertible Senior Notes due 2029, (iv) 5.00% Convertible Senior Notes due 2032 will receive a minimum of 800.635 shares of Common Stock per $1,000 principal amount of 5.00% Convertible Senior Notes due 2032 and (v) 5.00% Convertible Exchange Senior Notes due 2032 will receive a minimum of 1601.270 shares of Common Stock per $1,000 principal amount of 5.00% Convertible Exchange Senior Notes due 2032. In addition, the exchange consideration set forth above is subject to certain pro rata adjustments as described in the Offer to Exchange.

The Exchange Offers shall commence on the filing date hereof and shall expire on the Expiration Date. The Exchange Offers will be made upon the terms and subject to the conditions set forth in the offer to exchange (as it may be supplemented and amended from time to time, the “Offer to Exchange”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively.

Concurrently with the Exchange Offers, we are offering to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all (a) shares of our outstanding 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), (b) depositary shares, each representing 1/1000th of a share of (1) our outstanding 10.00% Series C Cumulative Preferred Stock (such depositary shares, the “Series C Preferred Stock”), (2) our outstanding 9.75% Series D Cumulative Preferred Stock (such depositary shares, the “Series D Preferred Stock”) and (3) our outstanding 10.00% Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Existing Preferred Stock”) for newly issued shares of our Common Stock (the “Preferred Exchange Offers”). Also, we intend to offer to exchange any and all of our outstanding 8.00% Second Lien Senior Secured Notes due 2018 and 8.875% Second Lien Senior Secured Notes due 2019 (collectively, the “Second Lien Notes”) for new notes with materially identical terms except that interest thereon may be paid either (a) at our option, in cash or in-kind or (b) deferred until maturity (the “Second Lien Exchange Offers”).

The Exchange Offers are conditioned upon, among other things, (i) holders of at least 95% of the aggregate principal amount ($224,226,000) of outstanding Existing Unsecured Notes properly tendering (and not validly withdrawing) their Existing Unsecured Notes, (ii) holders of at least 95% of the aggregate principal amount ($175,000,000) of our Second Lien Notes properly tendering (and not validly withdrawing) their Second Lien Notes in the Second Lien Exchange Offers, (iii) our common shareholders approving an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our Common Stock to 400,000,000, (iv) either (a) holders of an aggregate of at least a majority of the outstanding shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock in the Preferred Exchange Offers or (b) holders of an aggregate of at least 66 2/3% of each series of Existing Preferred Stock approving an amendment to the Certificate of Designation of each series of Existing Preferred Stock to give the Company the option to cause all of the outstanding Existing Preferred Stock to be automatically converted into Common Stock, (v) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offers, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offers or materially impair the contemplated benefits to us (as set forth under “— Purpose of the Recapitalization Plan, including the Exchange Offers”) of the Exchange Offers, (vi) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Exchange Offers or materially impair the contemplated benefits to us of the Exchange Offers, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (vii) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs, (viii) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) any material adverse change in the price of our Common Stock in U.S. securities or financial markets, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States (d) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (e) a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens and (ix) our acceptance of Existing Unsecured Notes tendered pursuant to the Exchange Offers. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Goodrich Petroleum Corporation. The address of the Company’s principal executive offices is 801 Louisiana Street, Suite 700, Houston, Texas 77002. The Company’s telephone number is (713) 780-9494. Investor Relations can be reached at (832) 255-1300.

(b)	Securities.

The subject classes of securities are the Company’s 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032. At January 20, 2015 there was $116,828,000 aggregate principal amount outstanding of the 8.875% Senior Notes due 2019, $429,000 aggregate principal amount outstanding of the 3.25% Convertible Senior Notes due 2026, $6,692,000 aggregate principal amount outstanding of the 5.00% Convertible Senior Notes due 2029, $94,160,000 aggregate principal amount outstanding of the 5.00% Convertible Senior Notes due 2032 and $6,117,000 aggregate principal amount outstanding of the 5.00% Convertible Exchange Senior Notes due 2032.

(c)	Trading Market and Price.

The Existing Unsecured Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company’s knowledge, the Existing Unsecured Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Existing Unsecured Notes are not available.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Goodrich Petroleum Corporation is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
Walter G. Goodrich	Chairman of the Board and Chief Executive Officer
Robert C. Turnham, Jr.	President, Chief Operating Officer and Director
Josiah T. Austin	Director
Michael J. Perdue	Director
Arthur A. Seeligson	Director
Stephen M. Straty	Director
Gene Washington	Director
Joseph T. Leary	Interim Chief Financial Officer
Mark Ferchau	Executive Vice President
Michael J. Killelea	Senior Vice President, General Counsel and Corporate Secretary
Robert T. Barker	Vice President — Controller

The address and telephone number of each director and executive officer is: c/o Goodrich Petroleum Corporation, 801 Louisiana Street, Suite 700, Houston, Texas 77002, and each person’s telephone number is (713) 780-9494.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “The Exchange Offers,” “Description of Capital Stock,” “Description of Existing Indebtedness” and “Certain U.S. Federal Income Tax Considerations,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b)	Purchases.

No purchases will be made by the Company from any officer, director or affiliate in the Exchange Offers.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

On March 12, 2015, the Company completed a private offering pursuant to a purchase agreement (the “Purchase Agreement”) with Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”), in which it issued and sold 100,000 units, each consisting of $1,000 aggregate principal amount at maturity of the Company’s 8.00% Second Lien Senior Secured Notes due 2018 (the “Second Lien Notes”) and one warrant (the “Warrants”) to purchase 48.84 shares of the Company’s Common Stock.

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with Franklin under which the Company is obligated to file an exchange offer registration statement with the Securities Exchange Commission (“SEC”) with respect to an offer to exchange the Second Lien Notes for substantially identical notes that are registered under the Securities Act of 1933, as amended (the “Securities Act”). Also pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with Franklin under which the Company is obligated to file a shelf registration statement with the SEC within 90 days of March 12, 2015, relating to re-sales of the Warrants. On May 22, 2015, the Company filed with the SEC a Form S-3 registration statement to register the resale of the Warrants and the Common Stock issuable upon the conversion of the Warrants. The Form S-3 was declared effective by the SEC on June 4, 2015.

On September 24, 2015, the Company entered into an exchange agreement (the “Exchange Agreement”) with Franklin, as investment manager on behalf of certain funds and accounts, under which it retired, effective October 1, 2015, $76.5 million in aggregate original principal amount of its outstanding 8.875% Senior Notes due 2019 in exchange for 38,250 units, each consisting of $1,000 aggregate principal amount of the Company’s 8.875% Second Lien Senior Secured Notes due 2018 (the “New Notes”) and one warrant (together, the “New Warrants”) to purchase approximately 156.9 shares of the Company’s Common Stock.

Under the terms of the Exchange Agreement, within 90 days of a written request by Franklin, the Company will file a registration statement with the SEC relating to the registration under the Securities Act of the New Notes, New Warrants and/or the shares of the Company’s Common Stock underlying the New Warrants. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable, and in any case within one year of the date of Franklin’s written request.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers — Purpose of the Recapitalization Plan, including the Exchange Offers” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Any Existing Unsecured Notes acquired pursuant to the Exchange Offers will be cancelled.

(c)	Plans.

(1) The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offers” is incorporated herein by reference.

(2) None.

(3) The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offers” is incorporated herein by reference.

(4) None.

(5) None.

(6) On January 13, 2016, the Company announced that it had received notification from the New York Stock Exchange (the “NYSE”) that the NYSE had commenced proceedings to delist the Company’s Common Stock as a result of the NYSE’s determination that the Company’s Common Stock was no longer suitable for listing on the NYSE based on “abnormally low” price levels pursuant to Section 802.10D of the NYSE’s Listed Company Manual. The NYSE suspended trading in the Company’s Common Stock effective immediately. The Company’s Series C Preferred Stock and Series D Preferred Stock were also suspended in connection with the suspension of the Company’s Common Stock. The Company began trading its Common Stock, under the symbol “GDPM,” on the OTC Markets marketplace (the “OTC”) on January 14, 2016. Both the Series C and Series D Preferred Stock will begin trading on the OTC under the symbols “GDPAL” and “GDUEL,” respectively, upon receipt of clearance from the Financial Industry Regulatory Authority.

(7) None.

(8) None.

(9) The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offers” is incorporated herein by reference.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers — Terms of the Exchange Offers” and “Questions and Answers About the Exchange Offers” are incorporated herein by reference. Assuming full participation in the Exchange Offers, the Company will issue approximately 184,420,668 shares of Common Stock as consideration for the Exchange Offers, which amount may be adjusted as described in the Offer to Exchange.

(b)	Conditions.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers — Terms of the Exchange Offers” and “Questions and Answers About the Exchange Offers” are incorporated herein by reference. At a special meeting of shareholders to be held on March 7, 2016, the Company is seeking shareholder approval to, among other things, amend its Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s Common Stock to 400,000,000 shares. If such proposal is approved by the holders of a majority of the outstanding shares entitled to vote thereon, the shares of Common Stock to be issued in the Exchange Offers will be available from the Company’s authorized but unissued shares of Common Stock. The Company has no alternative financing arrangements in place.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

None.

(b)	Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the section entitled “Information Agent and Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Existing Unsecured Notes should tender their Existing Unsecured Notes for exchange in the Exchange Offers.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange in the section entitled “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers — Conditions to the Exchange Offers” is incorporated herein by reference.

(c)	Other Material Information.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2016

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.